006 Putnam Vista Fund attachment
7/31/04 Annual

Because the electronic format for filing Form N-SAR does not provide adequate space for responding to certain items correctly, the correct answers are as follows:

53A	Putnam Management has agreed to assume certain expenses
incurred by the fund in connection with allegations of improper short-term trading activity. During the funds year ended July 31, 2004, legal, shareholder servicing and communication, audit, and Trustee fees incurred by the fund and assumed by Putnam Management were $95,552.

74U1 (000s omitted)

Class A	223,828
Class B	95,266
Class C	4,765

74U2 (000s omitted)

Class M	5,909
Class R	5
Class Y	30,943

74V1

Class A	8.04
Class B	7.08
Class C	7.72

74V2

Class M	7.51
Class R	8.02
Class Y	8.33